SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

   [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the year ending December 31, 2000

   [   ]       Transitional  report  pursuant to Section 15(d) of the Securities
               Exchange Act of 1934

                        Commission file number: 333-81839

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             German American Bancorp
                         Employees' Profit Sharing Plan

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             German American Bancorp
                            711 Main Street, Box 810
                           Jasper, Indiana 47546-3042

                              REQUIRED INFORMATION

A.   Financial Statements and Schedules:

       Report of Independent Auditors

       Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

       Statement of Changes in Net Assets Available for Benefits

       Notes to Financial Statements

       Schedule of Assets (Held at End of Year)

B.   Exhibits

       Consent of Independent Auditors


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                German American Bancorp
                                Employees' Profit Sharing Plan
                                       (Name of Plan)


Date  June 26, 2001
      -------------             German American Bank, Trustee


                                By:  /s/ Bonnie S. Hochgesang
                                     -------------------------------------------
                                     Bonnie S. Hochgesang, T.O.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                                 Jasper, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS............................................    1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
      December 31, 2000 and 1999..........................................    2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............    3

    NOTES TO FINANCIAL STATEMENTS.........................................    4


SUPPLEMENTAL SCHEDULE

    SCHEDULE OF ASSETS (HELD AT END OF YEAR)..............................    9

                         REPORT OF INDEPENDENT AUDITORS



German American Bancorp
Employees' Profit Sharing Plan
Jasper, Indiana


We have audited the statements of net assets available for benefits of German American Bancorp Employees' Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                /s/ Crowe, Chizek and Company LLP
                                ------------------------------------------------
                                Crowe, Chizek and Company LLP

South Bend, Indiana
April 13, 2001

--------------------------------------------------------------------------------


                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                               2000           1999
                                               ----           ----

ASSETS
Investments (Notes 2 and 4)                $17,258,041    $18,861,068

Accounts receivables:
     Participant contributions                     ---         35,502
     Employer contributions                    396,532        443,854
     Income                                     15,916         18,440
                                           -----------    -----------
                                               412,448        497,796

Cash and cash equivalents                       66,708            216
                                           -----------    -----------
     Total assets                           17,737,197     19,359,080

LIABILITIES
     Accrued expenses                            4,407         12,025
                                           -----------    -----------

                                           $17,732,790    $19,347,055
                                           ===========    ===========

--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.


                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income
    Interest and dividends                                         $   1,027,098
    Net appreciation (depreciation) in fair value (Note 4)            (1,616,740
                                                                   -------------
                                                                        (589,642
  Contributions
    Rollovers                                                             58,456
    Participants'                                                        365,672
    Employer's                                                           762,204
    Insurance proceeds                                                     4,999
                                                                   -------------
                                                                       1,191,331
                                                                   -------------
       Total additions                                                   601,689

DEDUCTION FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                       2,179,593
   Insurance premiums                                                      2,896
   Administrative fees                                                    30,360
                                                                   -------------
       Total deductions                                                2,212,849
                                                                   -------------

Net decrease prior to plan transfers                                  (1,611,160

Plan transfers                                                            (3,105
                                                                   -------------

NET DECREASE                                                          (1,614,265

Net assets available for benefits
     Beginning of year                                                19,347,055
                                                                   -------------

     End of year                                                   $  17,732,790
                                                                   =============


--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of the German American Bancorp Employees' Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General: German American Bancorp owns 100% of its subsidiaries, German American Bank, Peoples National Bank, Citizens State Bank, First American Bank, First State Bank, First Title Insurance Agency, and First Financial Insurance Agency, Inc. All employees of the subsidiaries and the holding company (the sponsor) are eligible to participate in the Plan, except as of July 1, 1999, First Financial Insurance Agency, Inc. changed its name to The Doty Agency, Inc. and established a separate plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting: The Plan provides for salary deferral contributions by employees of up to 5% of their total compensation as defined in the Plan, not to exceed the maximum dollar amount of 401(k) deferrals allowed by the IRS. The sponsor will match the employee contributions at a rate of 100% up to 5% of the participant's compensation which is deferred. The sponsor has the discretion to make additional contributions to the Plan if it so chooses which are allocated to each participant's individual account. During 2000, the sponsor elected to make a 5% discretionary contribution. Participants are fully vested in all salary deferral contributions. Employer matching and discretionary contributions vest on a gradual schedule, but are fully vested when the participant has completed seven years of service. Any amounts forfeited upon termination of employment are reallocated to the regular accounts of the remaining participants based on compensation.

Investment Options: Participants may change their investment options daily. Participants may direct the investment of their own contributions and any employer contributions allocated to them. These contributions may be invested in German American Bancorp common stock or several other investment options managed by SEI Investments.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of (a) the Employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Appreciation or depreciation in the value of each investment fund is allocated to the participating employees on a daily basis. The allocation is based upon the proportional relationship of the weighted average balance of each employee's account to the weighted average balance of all employees' accounts during the period.

Payment of Benefits: Upon termination of service, a participant will receive the vested value of his or her account paid to them in the form of a lump sum, periodic installments or an annuity. A participant may withdraw all or a portion of the value of his or her vested interest prior to termination of employment upon meeting certain requirements as set forth in the Plan Agreement.

Retirement and Death: A participant or his beneficiary is entitled to 100% of his or her account balance upon retirement or death.

Participant Notes Receivable: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of the vested account balance as of the most recent allocation date at the time of the loan disbursement. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

Investment Valuation and Income Recognition: Investments of the Plan (Note 4) are stated at fair value as determined by quoted market prices as of the last business day of the plan year. Cash and cash equivalents are stated at cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts with Insurance Company: Before January 1, 1995, participants had the option to purchase insurance contracts. Participant contributions were used to purchase insurance for that individual participant. These contractual arrangements, under which funds are allocated to purchase insurance for individual participants, are considered allocated funding arrangements and are excluded from plan assets.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employers, and certain others. The German American Bank Trust Department acts as Trustee for the Plan, and Trustee fees are paid by the plan sponsor. Party-in-interest transactions during the year ended December 31, 2000, included employer contributions and the holding of the Plan's cash and investments by the German American Bank Trust Department. Fees paid by the Plan for the administration and audit of the Plan amounted to $30,360.

The Plan held the following party-in-interest investment (at market value):

                                              2000          1999
                                              ----          ----
     German American Bancorp
           common stock                     $320,782      $418,888


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                            2000             1999
                                                            ----             ----

 SEI Stable Asset Fund, 2,940,005  and 3,858,108
   shares, respectively                                $  2,940,005     $  3,858,108
 SEI Diversified Global Growth Fund, 159,045 and
   110,756 shares, respectively                           2,050,089        1,651,370
 SEI Diversified Moderate Growth Fund, 439,620
   and 464,519 shares, respectively                       5,644,720        6,526,494
 SEI Diversified U.S. Stock Fund, 300,318 and
   270,986 shares, respectively                           4,654,923        4,826,263

During 2000 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $(1,616,740).

                                                            2000
                                                            ----

     Mutual Funds                                      $ (1,498,416)
     Common Stock                                          (118,324)
                                                       ------------

                                                       $ (1,616,740)
                                                       ============


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $-0- and $1,472 at December 31, 2000 and 1999.


NOTE 8 - AMENDMENTS

Effective July 1, 2000, the Plan was amended to allow two outstanding loans per participant.

NOTE 9 - SUBSEQUENT EVENT (UNAUDITED)

Effective January 1, 2001, the Plan was amended to provide coverage to employees of Holland National Bank. This amendment also expanded the Plan's definition of years of service to include previous service with the above referenced adopting employer. Effective May 31, 2001, the Plan was amended, subject to the final regulations under Internal Revenue Code Section 411(d)(6), to eliminate all forms of distributions other than lump sum and rollover distributions.

During 2001, the Plan Administrator elected to move the custody of the Plan's assets and responsibility for the related participant-level accounting services to Fidelity Investments, Inc.


                                             SUPPLEMENTAL SCHEDULE

                                            GERMAN AMERICAN BANCORP
                                        EMPLOYEES' PROFIT SHARING PLAN
                                              SCHEDULE OF ASSETS
                                             (HELD AT END OF YEAR)
                                               December 31, 2000

-------------------------------------------------------------------------------------------------------------

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4I

Name of Plan Sponsor:              German American Bancorp
                     -----------------------------------------
Employer Identification Number:          35-1547518
                               -------------------------------
Three Digit Plan Number:                     001
                        --------------------------------------


                                                            (c)
                                                      Description of
                   (b)                                  Investment
(a)        Identity of Issue,                            Including
                Borrower,                            Number of Shares,
               Lessor, or                          Rate of Interest and            (d)                (e)
              Similar Party                           Maturity Dates              Cost            Fair Value
              -------------                           --------------              ----            ----------

        SEI Stable Asset Fund                        2,940,005 shares             $**           $  2,940,005
        SEI Diversified Conservative Fund               64,395 shares              **                691,607
        SEI Diversified Conservative
          Income Fund                                   67,959 shares              **                759,103
        SEI Diversified Global Growth
          Fund                                         159,045 shares              **              2,050,089
        SEI Diversified Moderate Growth
          Fund                                         439,620 shares              **              5,644,720
        SEI Diversified U.S. Stock Fund                300,318 shares              **              4,654,923
        Participant notes receivable                    8.75% 10.50%                                 196,812
                                                    Various maturities
     *  German American Bancorp
          common stock                                  26,186                     **                320,782
                                                                                                ------------

                                                                                                $ 17,258,041


--------------------------------------------------------------------------------------------------------------
*   Indicates party-in-interest investment
**  Participant-directed investments.  Cost basis not presented.